EMI

03032273

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

16th September, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th September 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 16th September 2003 confirming that Standard Life Group has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 15th September 2003, held 31,749,808 shares, being 4.026% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 9/29

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/38

Company Announcements Office,
London Stock Exchange.

16th September, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Standard Life Investments Ltd, in a letter dated 16th September 2003 and received by fax today, that Standard Life Group has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 15th September 2003, held 31,749,808 shares, being 4.026% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

15th September, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th September 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a news release dated 15th September 2003 announcing that the Company intends to offer the equivalent of approximately €300 million of 10-year senior notes, the proceeds of which will be used to refinance existing debt.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

News Release

ER 03/37

FOR IMMEDIATE RELEASE

EMI TODAY ANNOUNCES ITS INTENTION TO OFFER SENIOR NOTES

LONDON 15 September 2003: Following the successful launch of its convertible bond issue last week, EMI Group plc today announces that it intends to offer the equivalent of approximately €300 million of 10-year senior notes. The proceeds from this offering will be used to refinance existing debt.

The new senior notes, the convertible bonds, the company's existing sterling-denominated bond and its senior credit facility will rank pari passu with each other. The terms of the new senior notes will depend upon market conditions.

Contact:

EMI Group plc

Claudia Palmer, Head of Investor Relations, tel: 020 7795 7635

Amanda Conroy, Senior VP, Corporate Communications, tel: 020 7795 7529

Brunswick Group Limited

Pamela Small, tel: 079749 82355

This press release is not an offer for sale of any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. EMI Group plc has not registered and does not intend to register any portion of the offerings in the United States or to conduct a public offering of securities in the United States.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Stabilisation/FSMA.

Certain statements contained in this press release, including statements which are related to the timing and success of any offering of securities and which may contain words such as "expect", "intend", "will" and similar expressions and statements related to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include volatility in price and market for the Company's securities; competition; political and economic conditions in countries in which the Company does business; changes in laws and regulations and other factors.